EXHIBIT 12.1
                       UNITIL CORPORATION
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
      Computation in Support of Ratio of Earnings to Fixed Charges


                                    Year Ended December 31,

                               1994   1993   1992   1991   1990

                                 (000's Omitted Except Ratio)
Earnings:
     Net Income, per
Consolidated Statements
          of Earnings       $8,038  $7,600  $6,570  $2,365  $5,519

     Federal Income Tax      3,480   3,627   2,482     940   1,535
     Deferred Federal Income  (186)   (179)    565     589   1,259
          Tax
     State Income Tax          610     610     706     746   1,192
     Deferred State Income      72    (154)     74     151      35
          Tax
     Amortization of          (211)   (217)   (210)   (212)   (212)
      Investment Tax Credit
     Interest on Long-term   4,825   5,692   5,803   6,147   6,155
          Debt
     Amortization of Debt       64     119     143     431     424
      Discount and Expense
     Rents (annual interest    561     592     610     627     689
            component)
     Other Interest            909     713   1,003   1,489   1,399
            Total          $18,162 $18,403 $17,746 $13,273 $17,995

Fixed Charges:
     Interest on Long-term  $4,825  $5,692  $5,803  $6,147  $6,155
       Debt
     Amortization of Debt       64     119     143     431     424
       Discount and Expense
     Rents (annual interest    561     592     610     627     689
          component)
     Other Interest            909     713   1,003   1,489   1,399
            Total           $6,359  $7,116  $7,559  $8,694  $8,667


Ratio of Earnings to Fixed    2.86    2.59    2.35    1.53    2.08
Charges

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